UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2011

Commission File Number: 001-34532

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(Exact name of registrant as specified in its charter)

1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province China, 451191
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

TABLE OF CONTENTS

SIGNATURES

Exhibit 99.1	Notice of Internet Availability of Proxy Materials for 2011 Annual Meeting of Members

Exhibit 99.2	Notice of Annual Meeting of Members and Proxy Statement for 2011 Annual Meeting of Members

Exhibit 99.3	Form of Proxy Card for 2011 Annual Meeting of Members

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA GERUI ADVANCED MATERIALS
GROUP LIMITED

	By:	/s/ Edward Meng
Edward Meng
Chief Financial Officer
Date: October 28, 2011